Exhibit 99.2

C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003;

Statements of Consolidated Operations for the three and nine months ended September 30, 2004 and twelve and thirty-six weeks ended September 13, 2003;

Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 and thirty-six weeks ended September 13, 2003.

CONSOLIDATED BALANCE SHEETS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	September 30, 2004	December 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$9,626	$24,552
Accounts receivable, net	—	323,354
Accounts receivable from parent and affiliates, net	305,756	—
Prepaid expenses and other	58,477	27,317

Total current assets	373,859	375,223

Property and Equipment:
Cost	796,686	750,264
Less – accumulated depreciation	48,365	2,763

Net property and equipment	748,321	747,501

Goodwill	544,598	474,513
Intangibles, net	396,806	371,081
Other assets	4,421	8,441

Total assets	$2,068,005	$1,976,759

Liabilities and Parent Company Investment
Current Liabilities:
Accounts payable	$124,624	$108,425
Advances payable to parent and affiliates, net	—	89,540
Wages, vacations and employees’ benefits	237,066	173,298
Other current and accrued liabilities	116,008	110,566

Total current liabilities	477,698	481,829

Other Liabilities:
Note payable to affiliate	500,000	500,000
Deferred income taxes, net	183,320	186,280
Accrued pension and postretirement	191,830	208,785
Claims and other liabilities	111,596	110,173

Total other liabilities	986,746	1,005,238

Parent Company Investment:
Capital surplus	574,427	496,044
Retained earnings	28,692	(5,454)
Accumulated other comprehensive income (loss)	442	(898)

Total parent company investment	603,561	489,692

Total liabilities and parent company investment	$2,068,005	$1,976,759

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Three Months Ended September 30, 2004	Twelve Weeks Ended September 21, 2003
Operating Revenue	$812,359	$700,668

Operating Expenses:
Salaries, wages and employees’ benefits	503,710	441,446
Operating expenses and supplies	113,816	117,826
Operating taxes and licenses	17,915	17,024
Claims and insurance	14,702	14,530
Depreciation and amortization	17,652	14,251
Purchased transportation	89,803	76,729
Losses (gains) on property disposals, net	340	(5,069)
Acquisition expenses	—	23,374

Total operating expenses	757,938	700,111

Operating income	54,421	557

Nonoperating (Income) Expenses:
Interest expense	10,163	245
Other	10,755	623

Nonoperating expenses, net	20,918	868

Income Before Income Taxes	33,503	(311)
Income tax provision	13,433	2,327

Net Income	$20,070	$(2,638)

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30, 2004	Thirty-six Weeks Ended September 13, 2003
Operating Revenue	$2,297,700	$2,097,068

Operating Expenses:
Salaries, wages and employees’ benefits	1,429,079	1,313,985
Operating expenses and supplies	351,959	369,386
Operating taxes and licenses	55,670	52,586
Claims and insurance	42,199	42,024
Depreciation and amortization	51,459	43,646
Purchased transportation	257,470	226,247
Losses (gains) on property disposals, net	202	(4,288)
Acquisition expense	—	23,374

Total operating expenses	2,188,038	2,066,960

Operating income	109,662	30,108

Nonoperating (Income) Expenses:
Interest expense	30,518	529
Other	21,046	1,538

Nonoperating expenses, net	51,564	2,067

Income Before Income Taxes	58,098	28,041
Income tax provision	23,699	14,060

Net Income	$34,399	$13,981

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30, 2004	Thirty-six Weeks Ended September 13, 2003
Operating Activities:
Net income	$34,399	$13,981
Noncash items included in net income:
Depreciation and amortization	51,459	43,646
Losses (gains) on property disposals, net	202	(4,288)
Deferred income tax provision, net	(7,315)	(5,379)
Changes in assets and liabilities, net:
Accounts receivable	323,354	(7,779)
Accounts payable	(13,650)	48,396
Other working capital items	32,030	(41,893)
Claims and other	1,313	7,846
Other, net	3,783	9,068

Net cash from operating activities	425,575	63,598

Investing Activities:
Acquisition of property and equipment	(53,945)	(35,849)
Proceeds from disposal of property and equipment	8,738	8,997

Net cash used in investing activities	(45,207)	(26,852)

Financing Activities:
Dividends paid	—	(45,750)
Advances payable to parent and affiliates, net	(395,295)	—

Net cash used in financing activities	(395,295)	(45,750)

Net Decrease In Cash and Cash Equivalents	(14,927)	(9,004)

Cash and Cash Equivalents, Beginning of Period	24,552	82,016

Cash and Cash Equivalents, End of Period	$9,625	$73,012

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Unaudited)

1.	Description of Business

Roadway Express, Inc. and subsidiaries (also referred to as “Roadway Express,” the “Company,” “we” or “our”), a wholly owned subsidiary of Roadway LLC, which is wholly owned by Yellow Roadway Corporation (“Yellow Roadway”), is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada. Roadway Express has no reportable operating segments as management evaluates operating performance and allocates resources based on Roadway Express consolidated results.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation (“Yellow Roadway”). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion. Roadway LLC principal segments include Roadway Express and Roadway Next Day Corporation.

2.	Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway Express and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In management’s opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included as Exhibit 99.4 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries, including Roadway Express, operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway Express adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003, for the Statements of Consolidated Operations for the three and nine months ended September 30, 2004, and for the Statement of Consolidated Cash Flows for the nine months ended September 30, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. For accounting policies related to the Statements of Consolidated Operations for the twelve and thirty-six weeks ended September 13, 2003 and the Statement of Consolidated Cash Flows for the thirty-six weeks ended September 13, 2003 and related notes to financial statements, please refer to the Roadway Express financial statements and related notes at December 11, 2003, filed as Exhibit 99.3 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.	Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill and changes therein:

(in thousands)	December 31, 2003	Purchase Accounting Reclasses/Other	September 30, 2004
Goodwill	$474,513	$70,085	$544,598

As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheets was preliminary and subject to refinement. During the nine months ended September 30, 2004, an independent asset valuation was received and certain reallocations were made related to tangible and intangible assets. In addition, the fair value of certain post-employment benefit obligations was determined by an actuary. The purchase price allocation has been modified to reflect the results of these analyses. These changes did not have an impact on our consolidated results of operations.

As of September 30, 2004, refinements to the purchase price allocation are substantially complete. Additional changes during the fourth quarter of 2004, if any, are not expected to have an impact on our consolidated results of operations.

The components of amortizable intangible assets are as follows:

		September 30, 2004		December 31, 2003
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	19	$63,800	$2,474	$48,900	$164
Technology based	3	15,000	3,910	15,000	256

Intangible assets		$78,800	$6,384	$63,900	$420

Total marketing related intangible assets with indefinite lives were $324.0 million at September 30, 2004 and $307.6 million at December 31, 2003. These intangible assets are not subject to amortization. The change between periods related to a reclassification arising from modifications to the purchase price allocation, as discussed above, and foreign currency translation adjustments.

4.	Restructuring Costs

In connection with the acquisition of Roadway Corporation by Yellow Corporation, we incurred $13.4 million of restructuring costs as a result of severance (administrative, sales and operations personnel) and relocation of workforce and contract terminations. We have recognized such costs as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $12.2 million of employee termination (including wages, health benefits and outplacement services) for approximately 800 employees and related relocation costs and $1.2 million for contract terminations. All of these restructuring items will have been effectuated within one year of the acquisition date in accordance with purchase accounting requirements. During the nine months ended September 30, 2004, we paid $5.6 million of restructuring costs resulting in a $7.8 million accrued liability at September 30, 2004.

5.	Employee Benefits

Components of Net Periodic Pension Cost

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (“SFAS”) No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132R”). SFAS No. 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost for the three and nine months ended September 30, 2004 and the twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2003
Service cost	$5,401	$4,693	$16,203	$14,079
Interest cost	7,331	6,257	21,993	18,771
Expected return on plan assets	(6,195)	(5,059)	(18,585)	(15,177)
Amortization of net transition obligation	—	(330)	—	(990)
Amortization of prior service cost	—	1,298	—	3,894
Amortization of net loss	16	32	48	96

Net periodic pension cost	$6,553	$6,891	$19,659	$20,673

The following table sets forth the components of our other postretirement costs for the three and nine months ended September 30, 2004 and the twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2003
Service cost	$141	$466	$856	$1,398
Interest cost	234	788	1,469	2,364
Amortization of prior service cost	—	(445)	—	(1,335)
Amortization of net loss	—	134	—	402

Net periodic postretirement cost	$375	$943	$2,325	$2,829

Employer Contributions

We made a $20 million contribution to our defined benefit pension plan on September 15, 2004.

6.	Comprehensive Income

Our comprehensive income for the periods presented includes net income and foreign currency translation adjustments. Comprehensive income for the three months ended September 30, 2004 and twelve weeks ended September 13, 2003 follows:

(in thousands)	September 30, 2004	September 13, 2003
Net income	$20,070	$(2,638)
Changes in foreign currency translation adjustments	(2,169)	(707)

Comprehensive income	$17,901	$(3,345)

Comprehensive income for the nine months ended September 30, 2004 and thirty-six weeks ended September 13, 2003 follows:

(in thousands)	September 30, 2004	September 13, 2003
Net income	$34,399	$13,981
Changes in foreign currency translation adjustments	(1,340)	5,195

Comprehensive income	$33,059	$19,176

7.	Rental Expense

Roadway Express incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “operating expenses and supplies” on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three and nine months ended September 30, 2004 and twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2003
Rental expense	$13,540	$12,445	$40,097	$37,581

8.	Multi-Employer Pension Plans

Roadway Express contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 77 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the “Central States Plan”) provides retirement benefits to approximately 53 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of the multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express has no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Express has collective bargaining agreements with its unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including the Central States Plan, fails to meet minimum funding requirements and the trustees of such a plan are unable to obtain a waiver of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and contributions in excess of our contractually agreed upon rates could be required to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Express.

9.	Related Party Transactions

Yellow Roadway maintains an asset backed securitization (“ABS”) facility that involves receivables of Yellow Transportation, Inc. and Roadway Express. The ABS facility is operated by Yellow Roadway Receivables Funding Corporation (“YRRFC”), a special purpose entity wholly owned by Yellow Roadway. As the receivables of Roadway Express are transferred to YRRFC, the accompanying balance sheet at September 30, 2004 reflects these amounts as accounts receivable from affiliate, net of certain financing costs.

On December 10, 2003, Roadway Express executed a $500 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at September 30, 2004 and at December 31, 2003.

10.	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2004 presentation.